SEC Mail Processing Section

MAR 10 2009

Washington, DC
110

SI 09040208 MMISSION

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SEC FILE NUMBER
8- 67436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Advisers of America, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Palomar Point Way, Suite 104
(No. and Street)

Carlsbad, (City) CA (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Lukehart 760-444-6305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm 3/30

OATH OR AFFIRMATION

I, Jill Lukehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Advisers of America, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jill Lukehart
Signature

Chief Compliance Officer /EVP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2009, by JILL LUKEHART,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. E. LYKINS
COMM. #1759880
NOTARY PUBLIC • CALIFORNIA
Orange County
Comm. Expires Aug 29, 2011

(Seal) Signature J. E. Lykins

SEC Mail Processing
Section

MAR 10 2009

Washington, DC
110

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

FINANCIAL ADVISERS OF AMERICA, LLC

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Members
Financial Advisers of America, LLC
Carlsbad, California

I have audited the accompanying statement of financial condition of Financial Advisers of America, LLC (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, cash flows and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 10 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 11, 2009

FINANCIAL ADVISERS OF AMERICA, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and equivalent		$ 251,164
Clearing broker deposit		151,200
Receivable from clearing broker		31,870
Commissions receivable		118,779
Other receivables		12,035
Investments		51,519
Other assets and deposits		5,078
Furniture, fixtures and equipment net of accumulated depreciation of $4,437		26,335
TOTAL ASSETS		$ 647,980

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable		$ 140,898
Accrued expenses		16,379
Income taxes payable		12,000
TOTAL LIABILITIES		169,277
MEMBERS' EQUITY		
Paid-in capital	$ 1,223,500	
Retained earnings	(744,797)	478,703
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 647,980

See Accompanying Notes to Financial Statements

FINANCIAL ADVISERS OF AMERICA, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commission income	$	4,047,510
Investment advisory fees		410,460
Interest income		5,444
Unrealized gain (loss) on investments		(86,452)
Other income		0
TOTAL REVENUES		4,376,962
OPERATING EXPENSES		
Commissions expense		3,552,264
Computer and software fees		92,350
Clearing fees		24,142
Depreciation		4,187
Insurance		38,047
Interest expense		1,233
Licenses and permits		12,800
Office expense		60,027
Outside services		13,875
Payroll and related expenses		515,860
Professional fees		31,859
Regulatory fees		25,081
Rent		104,803
Taxes and licenses		19,209
Telephone		12,135
Travel and entertainment		16,976
Utilities		5,390
All other		36,384
TOTAL OPERATING EXPENSES		4,566,622
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(189,660)
INCOME TAX PROVISION		12,590
NET INCOME (LOSS)	$	(202,250)

See Accompanying Notes to Financial Statements

FINANCIAL ADVISERS OF AMERICA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 743,500	$ (542,547)	$ 200,953
Capital contribution	480,000		480,000
Net Income (loss)		(202,250)	(202,250)
Balance, December 31, 2008	$ 1,223,500	$ (744,797)	$ 478,703

See Accompanying Notes to Financial Statements

FINANCIAL ADVISERS OF AMERICA, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net income (loss)	$ (202,250)
Depreciation	4,187
Changes in operating assets and liabilities:	
Clearing broker deposit	(30,177)
Receivable from clearing broker	(30,142)
Commissions receivable	(53,238)
Other receivables	(12,035)
Other assets and deposits	3,118
Commissions payable	44,377
Accrued expenses	14,793
Income taxes payable	6,000
Net cash used in operating activities	(255,367)
Cash Flows for Investing Activities:	
Investments in equities	(51,519)
Purchases of property and equipment	(28,272)
Net Cash Used in Investing Activities	(79,791)
Cash Flows from Financing Activities:	
Capital contribution	480,000
Net Cash Flows from Financing Activities	480,000
Net increase in cash	144,842
Cash at beginning of year	106,322
Cash at end of year	$ 251,164

SUPPLEMENTAL INFORMATION

Interest paid	$ 1,233
Income taxes paid	$ 12,800

See Accompanying Notes to Financial Statements

FINANCIAL ADVISERS OF AMERICA, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - NATURE OF BUSINESS

Financial Advisers of America, LLC (the "Company") was incorporated in the State of California on June 23, 2006 under the name of Independent Financial Advisors of America, LLC. Subsequently, on September 29, 2006 the Company's name was changed to Financial Advisors of America, LLC. It was changed again on May 24, 2007 to Financial Advisers of America, LLC. The Company is registered with the Securities and Exchange Commission as a broker-dealer in securities. The application to NASD/FINRA was approved on March 5, 2007.

The Company has an agreement with clearing brokers to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - Investments in securities are valued at cost.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - The Company files its income tax returns as a Limited Liability Company (LLC).

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($100,000), as defined, under such provisions. See page 11 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a clearing deposit of $75,000 and that a minimum net capital of $195,000 be maintained, as computed in accordance with SEC Rule 15c3-1.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of San Diego under a long-term lease agreement expiring through 2016. The annual rental commitments for years ending December 31 are as follows:

2009	$ 110,463
2010	113,785
2011	117,108
2012	120,513
After	484,460
	$ 946,329

NOTE 9 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 10 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions are cleared through a clearing firm on a fully disclosed basis.

NOTE 11 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions cleared through a clearing firm on a fully disclosed basis.

FINANCIAL ADVISERS OF AMERICA, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL				
Total ownership equity from statement of financial condition			$	478,703
Nonallowable assets:				
Other receivables	$	12,035		
Other assets and deposits		5,078		
Furniture, fixtures and equipment				
net of accumulated depreciation of $250		26,335		(43,448)
Hair-cuts				(8,926)
NET CAPITAL			$	426,329
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net aggregate indebtedness -				
6-2/3% of net aggregate indebtedness			$	11,285
Minimum dollar net capital required			$	100,000
Net Capital required (greater of above amounts)			$	100,000
EXCESS CAPITAL			$	326,329
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	409,401
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities			$	169,277
Percentage of aggregate indebtedness to net capital				39.71%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	451,982
VARIANCE -		
Increase in accounts receivable - allowable		54,623
Increase in accrued expenses		(79,077)
Hair cut - undue concentration		(1,199)
Rounding		0
NET CAPITAL PER AUDITED REPORT	$	426,329

See Accompanying Notes to Financial Statements

PART II

FINANCIAL ADVISERS OF AMERICA, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
Financial Advisers of America, LLC
Carlsbad, California

In planning and performing my audit of the financial statements and supplemental schedules of Financial Advisers of America, LLC (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

To the Members
Financial Advisers of America, LLC
Carlsbad, California

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 11, 2009